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                              November 24, 2020

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       9137 Ridgeline Boulevard, Suite 135
       Highlands Ranch, Colorado 80129

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 19,
2020
                                                            File No. 333-249412

       Dear Mr. Huntsman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 2

   1. We note your new disclosure on page 2 indicating that the Vivos System led to lower mean AHI scores by up
to 69.6% in patients with varying degrees of OSA as well as the five studies cited in
your table and your statement that you are not aware of any additional published studies that
evaluate the impact of the Vivos System on AHI scores in patients with OSA.

                                                        We further note your
statement on page 1 indicating that there are 17 peer-reviewed studies that examined
the impact of your "technologies and protocols" on the AHI scores of patients with
varying degrees of OSA, that patient AHI scores were reduced from a low
 R. Kirk Huntsman
Vivos Therapeutics, Inc.
November 24, 2020
Page 2
      of 38% to a high of 98.6% and that you are not aware of any additional published studies evaluating the impact of the Vivos System on AHI scores in patients with OSA.

      Please revise your disclosure to reconcile your presentation of these studies including whether "published studies" and "peer-reviewed studies" are terms for the same type of study and, if not, the difference between a "published study" and a "peer-reviewed" study.
Executive Compensation
October 2020 Derivative Demand and Settlement, page 107

2. We note your statement that the Demanding Stockholders asked your board of directors to review and investigate certain actions taken by your board of directors and senior management, including actions related to the IPO, the rejection of a transaction proposal, management of corporate assets and matters related to stock sales. We further note your statement at the beginning of the following paragraph which refers to "assertions" made by the Demanding Stockholders. Please revise your disclosure to clarify what those
      "assertions" were.

      Please also file the Settlement and Release Agreement as an exhibit to your registration statement or explain to us why it is not required to be filed.

      Finally, we note that your cross-references elsewhere in the document state that this disclosure appears in the Business section. Please correct those cross-references or move this disclosure to Business.
       You may contact Michael Fay at 202-551-3812 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameR. Kirk Huntsman
                                                           Division of
Corporation Finance
Comapany NameVivos Therapeutics, Inc.
                                                           Office of Life
Sciences
November 24, 2020 Page 2
cc:       Lawrence A. Rosenbloom, Esq.
FirstName LastName